# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NIO Inc., CIK 0001736541
CUSIP: 62914V106
Title of class of securities: Class A Ordinary Shares, par value $0.00025 per share
Address of issuer's principal executive offices: Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, China (F4), 200233
Date of event which requires filing of this statement: 12/18/2025
Amends the filing with accession number 0001011438-23-000444
Filed by CIK 0001985083
Persons authorized to receive notices and communications: Samer Salah Abdelhaq, CYVN Investments RSC Ltd, Floor 18, Al Maryah Tower, ADGM Square, Al Maryah Island, Abu Dhabi, United Arab Emirates (C0), 000000, 971 56 418 1611

## Reporting persons
- CYVN Investments RSC Ltd (CIK 0001985083): type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 418,833,157; shared voting power 0; sole dispositive power 418,833,157; shared dispositive power 0; aggregate amount beneficially owned 418,833,157 (17.9% of the class)
- L'imad Holding Company - P.J.S.C: type of reporting person: corporation (CO); citizenship or place of organization: United Arab Emirates (C0); source of funds: other (OO); sole voting power 418,833,157; shared voting power 0; sole dispositive power 418,833,157; shared dispositive power 0; aggregate amount beneficially owned 418,833,157 (17.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00025 per share
Name of issuer: NIO Inc.
Address of issuer's principal executive offices: Building 19, No. 1355, Caobao Road, Minhang District, Shanghai, China (F4), 200233
Comment:
The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by CYVN Investments RSC Ltd ("CYVN Investments") on July 24, 2023, as amended by Amendment No. 1 filed on December 20, 2023, Amendment No. 2 filed on December 27, 2023, and Amendment No. 3 filed on February 28, 2024. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by CYVN Investments RSC Ltd, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates ("CYVN Investments"), and L'imad Holding Company - P.J.S.C, a public joint stock company incorporated in Abu Dhabi, United Arab Emirates ("L'imad Holding", and together with CYVN Investments, the "Reporting Persons"). CYVN Investments is managed by its directors (the "Directors"). Exhibit 99.2 hereto sets forth the names and other required information regarding the Directors. L'imad Holding wholly owns CYVN Investments and is wholly owned by the Government of Abu Dhabi represented by the Abu Dhabi Department of Finance.
Residence or business address: The principal business address of the Reporting Persons is Part of Floor 18, Floor 18, Al Maryah Tower, Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates.
Present principal occupation or employment: CYVN Investments was established as a special purpose vehicle for the purpose of holding ownership of equity and non-equity assets, including shares, debentures, bonds, and other forms of securities as well as holding ownership of real property, intellectual property, and other tangible and intangible assets. L'imad Holding is a holding company and wholly owns CYVN Investments.
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor any Directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Persons nor any Directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: CYVN Investments is a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates. L'imad Holding is a public joint stock company incorporated in Abu Dhabi, United Arab Emirates.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference. The 418,833,157 Class A Ordinary Shares held by CYVN Investments and beneficially owned by each of the Reporting Persons represents approximately 17.9% of the Class A Ordinary Shares outstanding, based upon 2,334,669,995 Class A Ordinary Shares outstanding as of December 31, 2025, based on information provided by the Issuer. Such Class A Ordinary Shares held by CYVN Investments and beneficially owned by each of the Reporting Persons represents approximately 16.9% of the total Ordinary Shares outstanding, based upon an aggregate of 2,483,169,995 Ordinary Shares issued and outstanding as of December 31, 2025, which is the sum of (i) 2,334,669,995 Class A Ordinary Shares plus (ii) 148,500,000 Class C Ordinary Shares outstanding as of December 31, 2025, based on information provided by the Issuer. The Class A Ordinary Shares reported herein are directly held and beneficially owned by CYVN Investments. L'imad Holding, which wholly owns CYVN Investments, may be deemed the beneficial owner of the Class A Ordinary Shares directly held by CYVN Investments. Eddy Georges Skaf, a Director, directly holds and beneficially owns 60,000 Class A Ordinary Shares. Such shares represent less than 0.1% of the Class A Ordinary Shares outstanding, based upon 2,334,669,995 Class A Ordinary Shares outstanding as of December 31, 2025, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7 through 10 on the cover pages of this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons or the Directors in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, as amended, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 Information Regarding Directors

## Signatures
- CYVN Investments RSC Ltd: /s/ Samer Salah Abdelhaq, Samer Salah Abdelhaq / Director (01/08/2026)
- CYVN Investments RSC Ltd: /s/ Eddy Skaf, Eddy Skaf / Director (01/08/2026)
- L'imad Holding Company - P.J.S.C: /s/ H.E. Jassem Mohamed Obaid Bu Ataba Alzaabi, H.E. Jassem Mohamed Obaid Bu Ataba Alzaabi / Authorized Signatory (01/08/2026)